UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LIMBACH HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

53263P105

(CUSIP Number)

Brian Pratt

5950 Berkshire Ln, Ste. 800

Dallas, Texas 75225

Tel: (214) 220-3423

With a Copy to:

Jeffrey P. Berg

Baker & Hostetler LLP

11601 Wilshire Boulevard, Suite 1400

Los Angeles, California 90025

Tel: (310) 442-8850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 53263P105

1	NAME OF REPORTING PERSONS Brian Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,537,800 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,537,800 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,800 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.58% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of common stock, par value $0.0001 per share (“Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Company”), jointly held as community property by Mr. Pratt and his spouse, Barbara Pratt, as of July 31, 2020. Mr. Pratt and Mrs. Pratt share voting and dispositive power with respect to such shares.

(2)	Based on 7,853,377 shares of Common Stock outstanding as of June 14, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on June 15, 2020.

CUSIP No. 53263P105

1	NAME OF REPORTING PERSONS Barbara Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,537,800 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,537,800 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,800 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.58% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of Common Stock of the Company, jointly held as community property by Mrs. Pratt and her spouse, Brian Pratt, as of July 31, 2020. Mr. Pratt and Mrs. Pratt share voting and dispositive power with respect to such shares.

(2)	Based on 7,853,377 shares of Common Stock outstanding as of June 14, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on June 15, 2020.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment No. 1”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on March 31, 2020 (the “Original 13D Filing,” and together with this Amendment No. 1, the “Schedule 13D”). Except as amended in this Amendment No. 1, the Original 13D Filing remains in full force and effect. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D Filing.

This Amendment No. 1 is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background.

There are no changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety below:

On July 31, 2020, the Reporting Persons and a third-party investment company (the “Investors”) presented a non-binding term sheet (the “Term Sheet”) to the Company, which outlined the terms under which the Investors would make an investment in the Company (the “Transaction”). The proposed terms and conditions submitted to the Company’s management and board of directors included the following:

•	The purchase by the Investors of $35 million of Common Stock of the Company at $3.85 per share.

•

$20 million of the proceeds of the Transaction would be used for repayment of the Company’s term loan and $15 million would be used for general corporate purposes and liquidity. As a condition to closing the Transaction, the Company would have to obtain a waiver to the mandatory prepayment upon equity issuance requirement under its existing credit agreement.

•

The Investors would receive four seats out of seven on the Company’s board of directors. The Company would provide registration rights to the Investors after a mutually agreed upon lock-up period with blackout periods to be negotiated.

•

The Company’s board of directors would agree to recommend that the Company’s shareholders vote in favor of the Transaction. The Transaction would be conditioned on the receipt of approval by the Company’s shareholders and any required approvals from Nasdaq with respect to the listing of the shares.

•	The expected signing date of the Transaction would be August 31, 2020, with a closing date predicated on the shareholder approval process.

Because of the non-binding nature of the Term Sheet, the Investors have no obligation to complete the Transaction. Moreover, the Company has not accepted the terms and conditions of the Term Sheet and has no obligation to Complete the Transaction.

The foregoing summary of the Term Sheet does not purport to be complete and are subject to, and qualified in its entirety by, the full text of such Term Sheet, which is filed herewith as Exhibit 2, and is incorporated herein by reference in its entirety.

As part of their ongoing evaluation of their investment in the securities covered by this Schedule 13D and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Company, other holders of securities of the Company or other third parties regarding such matters. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

There are no changes to the Item 5 information previously filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as referenced herein, there are no changes to the Item 6 information previously filed.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement, date as of August 3, 2020 by and between the Reporting Persons, attached hereto.
2	Non-binding Term Sheet, dated as of July 31, 2020, attached hereto.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2020	/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

EXHIBITS TO BE FILED WITH THIS SCHEDULE 13D

Exhibit	Description
1	Joint Filing Agreement, date as of August 3, 2020 by and between the Reporting Persons, attached hereto.
2	Non-binding Term Sheet, dated as of July 31, 2020, attached hereto.